# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lakewood-Amedex Biotherapeutics Inc., CIK 0002079272
CUSIP: 51255A102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8031 COOPER CREEK BOULEVARD, UNIT 103, UNIVERSITY PARK, Florida (FL), 34201
Date of event which requires filing of this statement: 04/17/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002148561

## Reporting persons
- LINDESFARNE LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 203,360; shared voting power 0; sole dispositive power 203,360; shared dispositive power 0; aggregate amount beneficially owned 203,360 (9.88% of the class)

## Item 1. Issuer
Name of issuer: Lakewood-Amedex Biotherapeutics Inc.
Address of issuer's principal executive offices: 8031 COOPER CREEK BOULEVARD, UNIT 103, UNIVERSITY PARK, FLORIDA, 34201

## Item 2. Person Filing
Name of person filing: Lindesfarne LLC
Address of principal business office or, if none, residence: 7004 STANHOPE PLACE, UNIVERSITY PARK, FLORIDA, 34201
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 203,360
Percent of class: 8.582
Sole power to vote or to direct the vote: 203,360
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 203,360
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with or as a participant in any transaction having that purpose or effect.

## Signatures
- LINDESFARNE LLC: /s/ Steve Parkinson, Managing Member (08/06/2026)